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VIA EDGAR

August 6, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

RE:	Fig Publishing, Inc.

Offering Statement on Form 1-A

Filed June 8, 2020

File No. 024-11236

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated July 2, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on June 8, 2020. Disclosure changes discussed below have been made in the Company’s Amendment No. 1 to the Offering Statement (“Amendment No. 1”) being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below in bold each of the Staff’s comments, and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Offering Statement and Amendment No. 1 (or, if a change has been made to the definition, as defined in the latter).

Offering Statement on Form 1-A Filed June 8, 2020

Cover Page

1.	You disclose that you may undertake one or more closings on a rolling basis. Please revise to clarify the situations when a closing will occur and the events or contingencies that must occur for the funds to be available to you.

In response to this comment, the Company has revised its disclosure. See the offering circular cover page and pages 8 and 60 of Amendment No. 1.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Offering Statement Filed June 8, 2020 August 6, 2020 Page 2 of 8

Summary

Our Business, page 1

2.	You disclose at the bottom of page 1 and elsewhere that you have generated approximately $6,000,000 in revenue in game sales. Please clarify what you mean by “revenue from game sales”. For example, it is not clear whether this represents your revenue share under your license agreements, service fees or other game-related sources of revenue.

In response to this comment, the Company has revised its disclosure. See pages 1 and 29 of Amendment No. 1.

3.	You disclose that, “[f]rom January 1, 2016 through April 30, 2020, we hosted three of the top ten successful crowdfunding campaigns, measured in terms of aggregate rewards pledged and investments reserved or made, as applicable.” Please clarify whether you are referring to the entire population of crowdfunding campaigns during this period or a particular segment.

In response to this comment, the Company has revised its disclosure. See pages 1 and 29 of Amendment No. 1.

Illustrative Revenue Sharing and Dividend Example, page 6

4.	In footnote 3, you disclose that the table arbitrarily assumes that Fig’s Revenue Share is 22.6%. It appears that you assumed that the revenue to Fig would be 18% in the testing the waters material that you filed as an exhibit. Please advise.

In response to this comment, the Company has revised its disclosure, using 18% as the assumed percentage of Fig’s Revenue Share. See pages 6 and 42 of Amendment No. 1.

Risk Factors

The COVID-19 pandemic and containment efforts across the globe…, page 21

5.	Please expand your risk factor to address its impact of COVID-19 on potential retailers of your licensed products and how this has or could impact your revenues. If material, discuss how COVID-19 has impacted pre-orders by retailers. In this regard, an April 4, 2020 news article indicated that Intellivision had to stop taking purchase orders from retailers because of the coronavirus outbreak.

In response to this comment, the Company has revised its disclosure. See pages 20, 21 and 48 of Amendment No. 1.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Offering Statement Filed June 8, 2020 August 6, 2020 Page 3 of 8

Following a defined time after the delivery of a particular developed game…, page 25

6.	Your risk factor disclosure indicates that following a defined time after the delivery of a particular game, you will have the right to cancel a series of game shares. Your disclosure on pages 48 and 68, however, suggests that there is no such minimum defined period and that the board may cancel a series of game shares “in its discretion.” Please advise, or revise your disclosure as necessary.

In response to this comment, the Company has revised its disclosure to clarify that there is no minimum defined time period after the delivery of a particular game during which the Company will have the right to cancel a series of game shares, and that the Company will be able to exercise this right, in its discretion, at any time. See page 25 of Amendment No. 1.

Our Business

Our Process, page 30

7.	You identify the products you have licensed on page 32. For each licensed product, quantify the amount of funds provided to the developer and company’s royalties/revenue share received to date so that investors understand the company’s track record with regard to selecting developers, managing the game development cycle and the financial outcomes for the company. Also discuss products you have licensed and funded that have not generated revenue because the product development was not completed, the product was developed and not published, or the license was terminated.

In response to this comment, the Company has revised its disclosure to further describe products licensed and funded by the Company that have not generated revenue. See page 33 of Amendment No. 1, under the subheading “Uncompleted Games”.

In further response to this comment, the Company believes that it would not be material or helpful to an investor in FGS – Amico (or, in fact, an investor in any other Fig Gaming Shares) to quantify the amount of funds provided to each developer, along with the Company’s royalties/revenue share received to date, for the suggested purpose of helping investors understand the Company’s track record with regard to selecting developers, managing the game development cycle and achieving positive financial outcomes. This is because each of the Company’s games is unique, and the market for the game, the developer behind the game, the Company’s agreement with the developer, the developer’s financial, marketing and other needs, the duration and efficiency of the development effort and the developer’s technical, staffing and other capacities differ greatly, and idiosyncratically, from game to game. As a result, the Company does not believe that game-by-game comparisons of investment amounts to revenue amounts would provide meaningful information for investors. Indeed, such information could be misleading, because it might imply that success (or failure) in publishing a particular game is reducible to predictive formulae that can be applied to other games – a notion that the Company wishes were true, but firmly believes not to be true. To the extent a reasonable prospective investor in any particular series of Fig Gaming Shares may wish to understand the Company’s track record in selecting developers, managing the game development cycle and achieving positive financial outcomes, the Company believes that the business-wide disclosures it currently provides constitute the right information for the investor to consider, rather than narrower, more granular information. For these reasons, the Company respectfully submits that the information requested to be disclosed would not be of assistance to investors, and might in fact mislead them.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Offering Statement Filed June 8, 2020 August 6, 2020 Page 4 of 8

Amico License Agreement, page 38

8.	The Calculated Rates for each tier provides for different percentages for Direct System Revenue, Indirect System Revenue and Revenue derived from Purchasable Games. Please explain what is covered by these revenue sources under the license agreement. With respect to purchasable games, please explain how revenue from purchasable games is affected when a customer purchases a game developed by a third party compared to a game that is developed internally at Intellivision.

The Amico License Agreement defines each of “Direct System Revenue,” “Indirect System Revenue” and “Revenue”. Specifically, “Revenue” means all amounts derived from commercial exploitation of the Licensed System received by, credited to or otherwise accruing to the benefit of Intellivision or any Affiliate of Intellivision (“Gross Revenue”), excluding only (a) (i) marketing development funds (“MDF”), (ii) digital download allowances and (iii) payment processor fees that are actually paid or credited by Intellivision to wholesale channel partners with respect to the Licensed System, provided that the total of such amounts is not more than three percent (3.0%) of Gross Revenue for the relevant period, and (b) chargebacks and refunds actually paid or credited back to buyers or channel partners. “Direct System Revenue” is the Revenue generated by Intellivision from the sale of the Licensed System from its own inventory through its own managed and controlled sales channels, which may include sales facilitated by Fig.co. As defined, Direct System Revenue includes the Gross Revenue earned by the sale of the games pre-loaded and redeemable without further cost on the Licensed System. “Indirect System Revenue” is the Revenue generated by Intellivision from the sale of the Licensed System through a third-party sales channel or distributor such as Amazon, Walmart GameStop, Solutions2Go, Cokem, Saturn, MediaMrkt, Koch Media or Yelloroo, which also includes the Gross Revenue earned by the sale of the games pre-loaded and redeemable without further cost on the Licensed System. Finally, “Purchasable Games” are those games for which a user of the Licensed System must pay extra to play on the Licensed System, regardless of whether any such game is developed by Intellivision or a third-party developer, or whether or not the game is subject to an agreement with a third-party developer.

Intellivision plans to release the Amico with only self-developed games installed but recently announced games were being developed by third parties such as Mattel and Major League Baseball. As the Amico gains traction, additional third-party developers may seek to develop games playable on the Amico, and have them included on the Amico as Purchasable Games. Under the Amico License Agreement, including the definitions described above, the Company will be entitled to a share of any Revenue generated by sales of such a Purchasable Game, regardless of who developed the game, provided the game is sold on, through or in association with the Licensed System.

The Company believes that it is possible, although not predictable, that the Revenue realized from the sale of a Purchasable Game developed by a third party could be either lower or higher than the Revenue realized from a Purchasable Game internally developed by Intellivision. For example, the Revenue from such a game would be lower if there were a cost to securing the third-party game for Amico, and such cost were higher than the cost Intellivision would have incurred to internally develop a substitutable game, or if the commercial terms pursuant to which the game was included in the Amico left Intellivision with a smaller revenue share than if the game had been developed internally – UNLESS, in either or both cases, the game were so much more commercially popular than an internally developed game that its revenue generation would more than offset the extra cost or smaller revenue share. Given the unpredictability of outcomes suggested by the foregoing sentence, the Company has not sought to discuss in Amendment No. 1 how the substitution of third-party games for Intellivision games, or vice versa, among the games purchasable on the Amico console might affect Purchasable Game Revenue. Either way, the Company believes third-party developers will increase the number of Purchasable Games available for Amico purchasers, help Intellivision realize additional revenue and ultimately help holders of FGS - Amico realize additional dividends.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Offering Statement Filed June 8, 2020 August 6, 2020 Page 5 of 8

In connection to the response to this comment, the Company has added a risk factor relating the unpredictable revenue of games playable on the Amico that are developed by third parties. See page 19 of Amendment No. 1.

The Game Console, the Developer and the Shares

The Developer and Console Maker, page 38

9.	You disclose that Intellivision pre-sold over $100,000 of Amico consoles to certain “VIPs” and prospective retailers. Your website indicates that the deposits for pre-orders are refundable. Please clarify whether the preorders to “VIPs” and prospective retailers are also refundable and non-binding.

In response to this comment, the Company has revised its disclosure to clarify that, prior to receiving their Amico consoles, each VIP and prospective retailer will be provided the opportunity to confirm their order and pay the remaining cost of such or have their deposit returned. See page 38 of Amendment No. 1.

Potential Cumulative Dividends, page 43

10.	It appears you have provided the chart for Fig Game Shares – CTT, rather than FGS – Amico. Please provide the relevant chart. Furthermore, if you include the chart at the URL provided on page 38, please explain why you use $250 per share to determine the break-even point in this chart when the shares are being sold at $1,000 per share. In addition, consider adding the impact on sales volume and break-even point to demonstrate the impact of discounting the sales price (e.g., show impact of a 10% or 25% reduction in the sales price of the console.)

In response to this comment, the Company has revised its disclosure to replace the Fig Game Shares - CTT chart, as well as provide an example of the impact of a 10% reduction in the sales price of the console. See pages 43 and 44 of Amendment No. 1.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Offering Statement Filed June 8, 2020 August 6, 2020 Page 6 of 8

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Acquisition by Republic, page 46

11.	We note that the company’s prior parent, Loose Tooth Technologies Inc., retains 100% of revenues under then-existing license agreements with developers, net of certain expenses; and a revenue share of 50% of Fig’s future gross income received from development projects which begin raising capital on Fig.co in 2020 or 2021. Discuss how this will impact the company’s results of operations and liquidity. Specifically, disclose whether the current license agreement regarding Amico falls under the agreement with the prior parent. If so, explain how this will impact the amount of dividends that holders of FGS – Amico shares will receive.

In response to this comment, the Company has revised its disclosure. See page 47 of Amendment No. 1.

Game-Specific Accounting, page 48

12.	Please revise the tables to provide the final results of each of the games and related Fig Shares for the games sold to Microsoft. This disclosure should be similar to information you provided in the Form 1-U filed on October 1, 2019.

In response to this comment, the Company has revised its disclosure. See pages 50 and 51 of Amendment No. 1.

13.	We note that you exclude license agreements for games not related to securities sold pursuant to Regulation A from the table showing the sharing of sales receipts by game and the table showing the allocation of assets and liabilities by game. Please add those games to the tables to the extent material to the company or an investor in FGS – Amico shares.

In response to this comment, the Company believes that it would not be material to the Company or an investor in FGS – Amico (or, in fact, an investor in any other Fig Gaming Shares) to include in the two tables on page 50 of Amendment No. 1 the sharing of sales receipts by game or the allocation of assets and liabilities by game for games not related to the Company’s Regulation A Fig Gaming Shares. Almost all of the sales receipts, assets and liabilities allocable to Company games are allocable to games related to Regulation A Fig Gaming Shares. The Company’s games related to its other, Regulation D, securities are by financial measures, immaterial compared to the games related to the Company’s Regulation A securities, and many of the games are incomplete or in-development and no results are yet available to be disclosed. In addition, the Company respectfully submits that the economic performance of games related to the Company’s Regulation D securities do not materially affect the economic performance of the games related to the Company’s Regulation A securities, or those Regulation A securities themselves. The economic interests of each separate series of Fig Gaming Shares are such that holders of any one series should never be materially affected by the economic performance of any other series (except perhaps in hypothetical, extreme circumstances of near-insolvency on the part of the Company, which the Company considers unlikely to arise given its current parent’s interest in the Company’s success, and which in all events are unlikely to arise from the Regulation D side of the Company’s operations, given its small size in comparison to the Regulation A side of the Company’s operations.) Because disclosure in these tables of the games related to Regulation D securities would reveal only immaterial amounts, and because such amounts would be of no material interest to any of the Company’s Regulation A investors, the Company respectfully submits that to require it to make any such disclosures would impose a burden upon it and generate no benefit.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Offering Statement Filed June 8, 2020 August 6, 2020 Page 7 of 8

The Company has added to its disclosures on pages 50 and 51 of Attachment No. 1 in order to communicate the substance of the forgoing to investors.

Independent Auditor’s Report, page F-2

14.	Please revise to include the accountant’s report for the consolidated financial statements of Fig Publishing, Inc. and Subsidiaries as of and for the year ended September 30, 2018 pursuant to Rule 2-02 of Regulation S-X. In addition, include the related consent from the audit firm as an exhibit pursuant to Item 17.11 of Form 1-A.

In response to this comment, the Company has provided in Amendment No. 1 the report of the Company’s current independent auditor, Lear & Pannepacker, LLP, relating the year ended September 30, 2019, and the separate report of the Company’s prior independent auditor, Marcum LLP, relating to the year ended September 30, 2018. See pages F-18 to F-20 in Amendment No. 1. In addition, the Company has included as exhibits the separate consents of each auditor regarding their respective reports.

Notes to Consolidated Financial Statements

Note 11 – Subsequent Events

Acquisition of Fig Publishing, page F-21

15.	Please clarify how fifty percent of all future accounts payable until January 1, 2022 will be settled in consideration for the sale of your outstanding common stock to OpenDeal Inc., dba Republic. In this regard, we note your disclosure on page 46 that Republic agreed to pay Loose Tooth 50% of Fig’s future gross income from development projects which begin raising capital on Fig.co in 2020 or 2021.

In response to this comment, the Company has revised its disclosure. See page F-38 of Amendment No. 1.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Offering Statement Filed June 8, 2020 August 6, 2020 Page 8 of 8

Part III – Exhibits

Exhibit 11.1, Consent of Independent Auditor, page II-1

16.	The independent auditor’s consent refers to the report with respect to your financial statements as of and for the years ended September 30, 2019 and 2018. However, the offering circular only includes the report with respect to your financial statements as of and for the year ended September 30, 2019. The auditor should revise its consent accordingly.

In response to this comment, the Company has included as exhibits to Amendment No. 1 the separate consents of each auditor whose report is included in Amendment No. 1; specifically, the consent of Lear & Pannepacker, LLP regarding their report relating to the year ended September 30, 2019, and the consent of Marcum LLP regarding their report relating to the year ended September 30, 2018.

*      *      *

In addition to the foregoing, we note to the Staff that Amendment No. 1 contains newly added interim financial statements and related disclosures.

*      *      *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Chuck Pettid, President and Director of Fig Publishing, Inc.